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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            For the month of May 2005


                              AETERNA ZENTARIS INC.
                   ------------------------------------------

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F        Form 40-F  X
                                  ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                Yes       No  X
                                   -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----





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                                 DOCUMENTS INDEX

DOCUMENTS DESCRIPTION

--------------------------------------------------------------------------------
1. Press release dated May 4, 2005 - AEterna Zentaris Reports 2005 First Quarter Financial and Operating Results
--------------------------------------------------------------------------------




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                                                                AEterna Zentaris

AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com





                                                           PRESS RELEASE
                                                           For immediate release

AETERNA ZENTARIS REPORTS 2005 FIRST QUARTER FINANCIAL AND OPERATING RESULTS ALL AMOUNTS ARE IN CANADIAN DOLLARS

First quarter 2005 highlights:

      > Consolidated revenues of $75.9 million, compared to $58.4 million for Q1 2004, an increase of 30%;

      >  Consolidated R&D expenses of nearly $8 million;

      > Consolidated earnings from operations of $8 million, compared to $1.6 million earnings from operations for Q1 2004, an increase of 400%;

      > Consolidated net earnings of $0.1 million compared to a net loss of $2.6 million for Q1 2004;

      > Solvay, Shionogi and Nippon Kayaku confirmed commitment to late-stage development programs of LHRH antagonist cetrorelix in endometriosis and benign prostate hyperplasia (BPH) respectively;

      >  Additional marketing approval for Impavido(R)in Colombia and Germany;

      > Acquisition of Echelon Biosciences in the United States providing access to PI3K inhibitors for the treatment of cancer.

QUEBEC CITY, CANADA, MAY 4, 2005 - AEterna Zentaris Inc. (TSX: AEZ; NASDAQ:
AEZS) today reported financial and operating results for the first quarter ended March 31, 2005. Consolidated revenues for the first quarter 2005 were $75.9 million compared to $58.4 million for the same period in 2004, an increase of 30%. Consolidated R&D expenses net of tax credits amounted to $7.9 million in the first quarter of 2005 compared to $8 million in the first quarter of 2004. Consolidated earnings from operations for the first quarter 2005 were $8 million, compared to consolidated earnings from operations of $1.6 million for the first quarter 2004, an increase of 400%. The Company's consolidated net earnings were $0.1 million for the first quarter of 2005 compared to a consolidated net loss of $2.6 million, or $0.06 net loss per share, for the comparable period in 2004.

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                                                                AEterna Zentaris

As of March 31, 2005, the Company had consolidated cash and short-term investments of approximately $66.5 million, including $50.7 million dedicated to the biopharmaceutical segment. The Company generated consolidated positive cash flow from operating activities of $6.4 million in the first quarter 2005. The burn rate for the biopharmaceutical segment in the first quarter 2005 was limited to $0.1 million. The increases in consolidated revenues, earnings from operations and net earnings are all attributable to the strong performance of our biopharmaceutical activities combined with the continued growth of our subsidiary, Atrium Biotechnologies Inc. (TSX: ATB.sv), now owned at 50.7%.

"This first quarter of 2005 has proven to be very successful for the Company," said Gilles Gagnon, AEterna Zentaris' President and Chief Executive Officer. "Many products reached new development milestones, reflecting once again our ability to strategically and continuously advance our products through the pipeline, in line with our goal of maximizing the potential of our broad and diverse portfolio. In particular, we are proud that Solvay, as well as Shionogi and Nippon Kayaku have confirmed their commitment to fully develop and financially support the late-stage clinical programs for cetrorelix, our LHRH antagonist, in endometriosis and benign prostatic hyperplasia, respectively. We are also excited with the recent commitment by our US-based partner, Spectrum Pharmaceuticals, to advance D-63153, another LHRH antagonist, into Phase II trials in benign prostatic hyperplasia and prostate cancer. With the achievement of these milestones, our development strategy for LHRH antagonists is now fully deployed," concluded Mr. Gagnon.

Dennis Turpin, Vice President and Chief Financial Officer of AEterna Zentaris, added: "Our financial position remains strong with $66.5 million in consolidated cash and short-term investments. Of this amount, approximately $50.7 million is dedicated to our biopharmaceutical activities, which is sufficient to aggressively pursue our business strategy in collaboration with our strategic partners. Shortly after the end of the first quarter, our subsidiary Atrium successfully completed its initial public offering, establishing, as of today, its market capitalization at nearly $300 million. AEterna Zentaris now holds 50.7% of Atrium, which represents an important asset for our Company."

CONFERENCE CALL INFORMATION

Management will be hosting a conference call for the investment community beginning at 10:00 a.m. Eastern Time today, Wednesday, May 4, to discuss 2005 first quarter financial and operating results and answer questions.

To participate in the live conference call by telephone, please dial 514-807-8791, 416-640-4127 from Canada or 800-814-4941 from outside Canada.
Individuals interested in listening to the conference call on the Internet may do so by visiting www.aeternazentaris.com. A replay will be available on the Company's Web site for 30 days.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and marketing. The Company's broad 20 product pipeline leverages five different therapeutic approaches, including LHRH antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently

                                        2

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                                                                AEterna Zentaris

marketed for IN VITRO fertilization under the brand name Cetrotide(R). Cetrorelix is also in late-stage clinical development for endometriosis and benign prostatic hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is an orally-active AKT inhibitor that is in several Phase II trials for multiple cancers.

AEterna Zentaris also owns 50.7% of Atrium Biotechnologies Inc. (TSX: ATB.sv), a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information about AEterna Zentaris are available on its Web site www.aeternazentaris.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com

INVESTOR RELATIONS
Ginette Vallieres
(418) 652-8525 ext. 265
ginette.vallieres@aeternazentaris.com

EUROPE
Matthias Seeber
+49 69 42602 3425
matthias.seeber@aeternazentaris.com

ATTACHMENT: Financial summary

                                        3

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                                                                AEterna Zentaris

(in thousands of Canadian dollars,
except share and per share data)

                                                    THREE MONTHS ENDED
                                                          MARCH 31,
                                            ------------------------------------
CONSOLIDATED RESULTS                            2005             2004
Unaudited                                         $                $
--------------------------------------------------------------------------------

REVENUES                                       75,914           58,449
                                            ------------------------------------
OPERATING EXPENSES

Cost of sales                                  45,603           37,128
Selling, general and administrative            12,191            9,621
R&D costs, net of tax credits and grants        7,910            7,953
Depreciation and amortization                   2,230            2,163
                                            ------------------------------------
                                               67,934           56,865
                                            ------------------------------------
Earnings from operations                        7,980            1,584
Interest income                                   376              494
Interest and financial expenses                (2,648)          (1,637)
Foreign exchange gain                             255              417
                                            ------------------------------------
EARNINGS BEFORE THE FOLLOWING ITEMS             5,963              858
Current income taxes                           (2,603)          (2,424)
Future income taxes                            (1,346)             784

Non-controlling interest                       (1,869)          (1,768)
                                            ------------------------------------
NET EARNINGS (LOSS) FOR THE PERIOD                145           (2,550)
                                            ------------------------------------
                                            ------------------------------------
Basic and diluted net loss per share                 -           (0.06)
                                            ------------------------------------
                                            ------------------------------------
Weighted average number of shares
          Basic                            45,799,897       45,402,892
          Diluted                          46,238,901       45,773,001
Issued and outstanding shares              46,139,814       45,440,242


                                               MARCH 31,       DECEMBER 31,
                                            ------------------------------------
CONSOLIDATED BALANCE SHEETS                      2005             2004
                                                   $                $
--------------------------------------------------------------------------------
Cash and short-term investments                66,509           58,090
Other current assets                          102,941           86,644
                                            ------------------------------------
                                              169,450          144,734
Long-term assets                              218,830          204,494
                                            ------------------------------------
Total assets                                  388,280          349,228
                                            ------------------------------------
                                            ------------------------------------

Current liabilities                            73,610           72,265
Deferred revenues                              23,445           25,557
Convertible term loans and long-term debt     104,130           64,255
Other long-term liabilities                    30,543           32,092
Non-controlling interest                       35,836           34,767
                                            ------------------------------------
                                            ------------------------------------
                                              267,564          228,936
Shareholders' equity                          120,716          120,292
                                            ------------------------------------
Total liabilities and shareholders' equity    388,280          349,228
                                            ------------------------------------
                                            ------------------------------------

                                      4

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 AETERNA ZENTARIS INC.


Date: May 4, 2005                By:  /s/ Mario Paradis
------------------               -----------------------------------------------
                                 Mario Paradis
                                 Senior Finance Director and Corporate Secretary